

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2011

E. G. Marchi
President
Global NuTech, Inc.
5412 Bolsa Ave, Suite D
Huntington Beach, California 92649

 Re: Global NuTech, Inc.
  Form 10-K for Fiscal Year Ended December 31, 2009
  Filed May 17, 2010
  Forms 10-Q for the periods ended March 31, June 30,
  and September 30, 2010
  Filed May 24, August 16, and November 22, 2010, respectively
  File No. 333-149857

Dear Mr. Marchi:

 We have completed our review of your filings and do not have any further comments at this time.

 Sincerely,

 Andrew Mew
 Accounting Branch Chief